LAW DEPARTMENT

   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

ONE GRANITE PLACE

CONCORD, NEW HAMPSHIRE 03301

FREDERICK C. TEDESCHI

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

Phone: 603-226-5105

Fax: 603-226-5448

Frederick.Tedeschi@LFG.com

March 5, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B of Lincoln Life & Annuity Company of New York (CIK 0000921522)
Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-6 File Nos. 033-77496 and 811-08470

Ladies and Gentlemen:

On behalf of Lincoln Life & Annuity Company of New York and Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B  (“Registrant”), we are requesting withdrawal of the Post-Effective Amendment to the Registration Statement on Form N-6 (“Post-Effective Amendment”) for Lincoln Ensemble II NY Flexible Premium Variable Life Insurance Policy pursuant to the Securities Act of 1933 (“1933 Act”) and Rule 477 thereunder, as well as the Investment Company Act of 1940 (“1940 Act”). The Post-Effective Amendment has not yet become effective under the 1933 Act. The Post-Effective Amendment was filed with the intent to correct an error in the class identifier, and thereafter we determined that the filing was not the correct means of correcting the series and class identifier. This submission was made by Registrant and received and accepted by the Commission on February 15, 2008. The Accession Number for this incorrect submission is 0001104659-08-011154. No securities have been sold in connection with the Post-Effective Amendment.

Please accept our sincere apologies for any inconvenience we have caused you. If you have any questions or comments with respect to this filing, please contact me at (603) 226-5105.

Very truly yours,

Lincoln Life & Annuity Company of New York
By	/s/ FREDERICK C. TEDESCHI
Frederick C. Tedeschi